EXHIBIT 99.1

Al Hansen

Chairman of the Board

503-692-8001

                                                 Chris Farrell

                                                 Vice President of Finance

                                                 503-692-8001 ext. 4132

BIOJECT ANNOUNCES CHANGE IN PRESIDENT AND CHIEF EXECUTIVE OFFICER

PORTLAND, OR, November 10, 2011 – Bioject Medical Technologies Inc. (OCTBB: BJCT), a leading developer of needle-free drug delivery systems, today announced the departure of Mr. Ralph Makar, as President and Chief Executive Officer at the close of business on November 11, 2011. The Board of Directors appointed Mr. Mark Logomasini, Board Member, as Interim President and CEO effective immediately upon the departure of Mr. Makar.

Mr. Makar, President and CEO over the last four years, is leaving the company for cost-cutting reasons. As a condition of his employment agreement, Mr. Makar also formally resigned from the Board of Directors as of November 9, 2011.

“Ralph Makar served the company in highly committed and effective manner that was always appreciated by the Board,” said Al Hansen, Chairman of the Board. “He guided the organization through an extremely challenging economic environment. On behalf of the entire Board of Directors, we thank Ralph for all his hard work and significant positive results over his tenure, and we wish him well in all his future endeavors,” commented Mr. Hansen.

Bioject Medical Technologies Inc., based in Portland, Oregon, is an innovative developer and manufacturer of needle-free drug delivery systems. Needle-free injection works by forcing medication at high speed through a tiny orifice held against the skin. This creates a fine stream of high-pressure fluid, penetrating the skin and depositing medication in the tissue beneath. The Company is focused on developing mutually beneficial agreements with leading pharmaceutical, biotechnology, and veterinary companies.

For more information on Bioject, visit www.bioject.com.